July 13, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Jessica Livingston

Re:	FTAI Infrastructure LLC Registration Statement on Form 10-12B File No. 001-41370 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Livingston:

Reference is made to the Registration Statement on Form 10 (File No. 001-41370) (as amended, the “Registration Statement”) filed by FTAI Infrastructure LLC (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to 4:30 pm., Eastern time, on July 15, 2022, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder. The reason for this request is, on July 11, 2022, the board of directors of Fortress Transportation and Infrastructure Investors LLC (“FTAI”) took several actions in connection with the spin-off of the Company from FTAI, including setting a record date of July 21, 2022 (the “Record Date”) and setting an anticipated distribution date of August 1, 2022. FTAI and the Company wish to (1) commence trading on the Nasdaq on a "when issued" basis as soon as practicable and potentially as early as July 20, 2022, and (2) immediately after the Record Date commence the mailing of the information statement, which is filed as an exhibit to the Registration Statement.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Michael J. Schwartz of Skadden at (212) 735-3694. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Schwartz and that such effectiveness also be confirmed in writing.

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Very truly yours,

FTAI Infrastructure LLC

By:	/s/ Kevin Krieger
Name:	Kevin Krieger
Title:	Secretary

cc:	Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Blair T. Thetford, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

FTAI Infrastructure Acceleration Request